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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                      Combined Professional Services, Inc.
     -----------------------------------------------------------------------
                                (Name of Issuer)


                     Shares of Common Stock, $.001 Par Value
     -----------------------------------------------------------------------
                         (Title of Class of Securities)

                                   200256-10-5
     -----------------------------------------------------------------------
                                 (CUSIP Number)

                                Patrick J. Allin
                              Patron Systems, Inc.
                             212 West Kinzie Street
                             Chicago, Illinois 60610
                                 (312) 493-2171
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                October 10, 2002
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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

     Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                          Note: Six copies of this statement, including all
                  exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                       (Continued on the following pages)

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                                  SCHEDULE 13D

CUSIP No. 855905 10 5                                          Page 2 of 8 Pages


               1.  NAME OF REPORTING PERSON
                   S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                   Robert E. Yaw II

               2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP

                   (a)  [_]

                   (b)  [X]

               3.  SEC USE ONLY

               4.  SOURCE OF FUNDS

                   OO

               5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                   [_]

               6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                   Florida

               7.  SOLE VOTING POWER
  Number of
   Shares          1,000,000
Beneficially
   Owned By    8.  SHARED VOTING POWER
Each Reporting
 Person with       6,750,000

               9.  SOLE DISPOSITIVE POWER

                   1,000,000

               10. SHARED DISPOSITIVE POWER

                   6,750,000

               11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   7,750,000

               12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES

                   [_]

               13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   25.93%

               14. TYPE OF REPORTING PERSON

                   IN

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                                                               Page 3 of 8 Pages

         Robert E. Yaw II ("Mr. Yaw") is filing this Statement on Schedule 13D (this "Schedule 13D") in connection with his beneficial ownership of the common stock, par value $0.001 per share (the "Common Stock"), of Combined Professional Services, Inc., a Nevada corporation ("the Company"). As described in this
Schedule 13D, some of the shares of Common Stock that may be deemed to be indirectly beneficially owned by Mr. Yaw are directly beneficially owned by the following entities: (i) Waterway Foundation, (ii) Kingsgate Foundation, (iii) Nottingham Foundation, (iv) H.N. Foundation, (v) Wentworth Foundation, (vi) St. Swithin Foundation, (vii) Bellini Foundation and (viii) Cloister Foundation. Mr. Yaw expressly disclaims beneficial ownership of any shares of Common Stock other than those shares directly beneficially owned by him. The filing of this
Schedule 13D shall not be deemed to be an admission that Mr. Yaw is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Schedule 13D other than those shares of Common Stock directly beneficially owned by him.

Item 1.  Security and Issuer.

         The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.001 per share, of the Company. The principal executive offices of the Company are located at 212 West Kinzie Street, Chicago, Illinois 60610.

Item 2.  Identity and Background.

         (a) - (c) This statement is being filed on behalf of Mr. Yaw. Mr. Yaw is primarily employed as a private investor. Mr. Yaw is currently the Secretary of the Company and of Patron Systems, Inc., a Delaware corporation and a wholly owned subsidiary of the Company ("Patron"). Mr. Yaw is also a director of Patron. The primary address for Mr. Yaw is P.O. Box 847, Osprey, Florida 34229.

         (d) - (e) During the last five years, Mr. Yaw has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f)      Mr. Yaw is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         Pursuant to the Amended and Restated Share Exchange Agreement, dated as of October 10, 2002, between the Company and the shareholders of Patron named therein (the "Share Exchange Agreement"), a copy of which was attached as
Exhibit 2.1 to the Company's filing on Form 8-K on October 10, 2002, and which is incorporated herein by reference, on October 10, 2002, Mr. Yaw acquired from the Company 1,000,000 shares of Common Stock in exchange for 1,000,000 shares of Patron common stock.

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                                                               Page 4 of 8 Pages

         Also pursuant to the Share Exchange Agreement, Mr. Yaw may be deemed to have indirectly acquired an additional 6,750,000 shares of Common Stock that were directly acquired from the Company by the following entities: (i) Waterway Foundation (1,250,000 shares in exchange for 1,250,000 Patron shares), (ii) Kingsgate Foundation (1,250,000 shares in exchange for 1,250,000 Patron shares),
(iii) Nottingham Foundation (1,250,000 shares in exchange for 1,250,000 Patron shares), (iv) H.N. Foundation (1,000,000 shares in exchange for 1,000,000 Patron shares), (v) Wentworth Foundation (1,000,000 shares in exchange for 1,000,000 Patron shares), (vi) St. Swithin Foundation (500,000 shares in exchange for 500,000 Patron shares), (vii) Bellini Foundation (250,000 shares in exchange for 250,000 Patron shares) and (viii) Cloister Foundation (250,000 shares in exchange for 250,000 Patron shares).

         Mr. Yaw expressly disclaims beneficial ownership of any shares of Common Stock other than those shares directly beneficially owned by him. The filing of this Schedule 13D shall not be deemed to be an admission that Mr. Yaw is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Schedule 13D other than those shares of Common Stock directly beneficially owned by him.

Item 4.  Purpose of Transaction.

         Mr. Yaw's purpose in acquiring the shares of Common Stock reported in
Item 5(a) hereof is for investment. Mr. Yaw may purchase additional shares of Common Stock from time to time, either in the open market or in privately negotiated transactions. Any decision of Mr. Yaw to increase or decrease his holdings in Common Stock will depend, however, on numerous factors, including, without limitation, the price per share of the Common Stock, the terms and conditions related to the purchase and sale, the prospects and profitability of the Company, other business and investment alternatives of Mr. Yaw and general economic and market conditions. At any time, Mr. Yaw may determine to dispose of some or all of his holdings of Common Stock depending on those and other considerations.

         Mr. Yaw is aware that Patron in connection with the share exchange has requested that the Company consider a reincorporation merger, pursuant to which the Company may be merged with and into Patron, with Patron as the surviving corporation. In connection with such a reincorporation merger, there could be changes in the composition of the board of directors of the Company, material changes in the present capitalization of the Company or changes in the Company's charter or bylaws. Mr. Yaw is aware that the Company intends to grow through the acquisition of software providers, although there can be no guarantee of the consummation of such acquisitions.

         Except as set forth above, Mr. Yaw does not have any plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company; (iii) a sale or transfer of a material amount of assets of the Company; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present

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                                                               Page 5 of 8 Pages

capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         (a)  The aggregate number of shares of Common Stock to which this
Schedule 13D relates is 7,750,000 shares, representing 25.93% of the 29,888,888 outstanding shares of Common Stock. Mr. Yaw directly beneficially owns 1,000,000 of these shares, representing 3.35% of the outstanding shares. Mr. Yaw may be deemed to indirectly beneficially own an additional 6,750,000 shares, representing 22.58% of the outstanding shares, that are directly beneficially owned by the following entities: (i) Waterway Foundation (1,250,000 shares, 4.18% of the outstanding shares), (ii) Kingsgate Foundation (1,250,000 shares, 4.18% of the outstanding shares), (iii) Nottingham Foundation (1,250,000 shares, 4.18% of the outstanding shares), (iv) H.N. Foundation (1,000,000 shares, 3.35% of the outstanding shares), (v) Wentworth Foundation (1,000,000 shares, 3.35% of the outstanding shares), (vi) St. Swithin Foundation (500,000 shares, 1.67% of the outstanding shares), (vii) Bellini Foundation (250,000 shares, 0.84% of the outstanding shares) and (viii) Cloister Foundation (250,000 shares, 0.84% of the outstanding shares). Mr. Yaw expressly disclaims beneficial ownership of any shares of Common Stock other than those shares directly beneficially owned by him. The filing of this Schedule 13D shall not be deemed to be an admission that Mr. Yaw is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this
Schedule 13D other than those shares of Common Stock directly beneficially owned by him.

         (b) Mr. Yaw has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, those shares of Common Stock reported as being directly beneficially owned by him in Item 5(a) hereof. Mr. Yaw has (together with the direct beneficial owner thereof) the shared power to dispose or to direct the disposition of, those shares of Common Stock reported as being indirectly beneficially owned by him in Item 5(a) hereof.

         (c) Mr. Yaw's only transaction in shares of Common Stock during the past 60 days was the consummation of the share exchange pursuant to the Share Exchange Agreement described in Item 3 hereof.

         (d)  Not applicable.

         (e)  Not applicable.

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                                                               Page 6 of 8 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Other than the Share Exchange Agreement described in Item 3 hereof, Mr. Yaw has not entered into any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company.

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                                                               Page 7 of 8 Pages

Item 7.  Material to be Filed as Exhibits.

              Exhibit No.       Exhibit                                    Page

                  2.1 Amended and Restated Share Exchange Agreement, dated as of October 10, 2002, among Combined Professional Services, Inc., Patron Systems, Inc. and the Patron Stockholders, as defined therein (previously filed as
                                Exhibit 2.1 to the Company's Current
                                Report on Form 8-K filed with the
                                Securities and Exchange Commission
                                on October 10, 2002 and incorporated
                                herein by reference).

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                                                               Page 8 of 8 Pages

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 19, 2002


                                    ROBERT E. YAW II

                                    By: /s/ Robert E. Yaw II
                                        ---------------------------------------